Conformed Copy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

02050735

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

SEC MAIL PROCESSING SECTION RECEIVED AUG 12 2002 WASH. D.C. 180

Masisa S.A.

(Exact name of Registrant as specified in its charter)

Masisa Incorporated

(Translation of Registrant's name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

PROCESSED
AUG 14 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes No __X__

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MASISA S.A.

Date: August 7, 2002

By: /s/ Carlos Marín
Name: Carlos Marín
Chief Financial Officer

MASISA[MR]

Financial Statements
as of March 31, 2002

Exchange Rate: US$ 1 = Ch$ 655.90

On May 14th, 2001 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendency of Securities and Insurance) which included information of the registrant's financial statements and results of its operations for the six month period ended on March 31, 2002. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the accounting principles generally accepted in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.

(Free translation from the original in Spanish)

CONSOLIDATED BALANCE SHEET	As of march 31, 2002 ThCh$	2001 ThCh$
ASSETS		
CURRENTS ASSETS		
Cash and Banks	2,857,762	2,768,437
Time deposits	2,348,549	12,292,083
Marketable securities (net)	550,289	0
Accounts receivable (net)	25,469,416	23,701,545
Notes receivable (net)	5,969,748	9,249,248
Sundry debtors	3,183,692	1,274,872
Notes and accounts receivable from related companies	5,344,108	11,462,404
Inventories (net)	33,691,749	24,542,369
Recoverable taxes	4,050,770	1,805,821
Prepaid expenses	1,395,613	1,201,389
Deferred taxes	331,421	945,819
Other current assets	2,944,120	1,250,704
Total current assets	**88,137,237**	**90,494,691**
FIXED ASSETS		
Land	39,441,416	3,435,349
Buildings and infrastructure	60,023,499	42,158,579
Machinery and equipment	277,300,442	194,433,025
Other fixed assets	125,319,891	85,800,534
Asset reappraisal	0	0
Less: depreciation	(98,510,377)	(82,081,392)
Total fixed assets	**403,574,871**	**243,746,095**
OTHER ASSETS		
Investments in related companies	0	26,598,878
Investments in other companies	5,789	2,375
Goodwill	1,120,882	1,335,863
Negative goodwill	0	0
Long term receivable	1,403,272	1,982,988
Notes and accounts receivable from related companies	2,165,341	5,550,659
Deferred taxes	0	0
Intangible assets	0	0
Amortization (less)	0	0
Other Assets	91,492,666	79,121,298
Total other assets	**96,187,950**	**114,592,061**
TOTAL ASSETS	**587,900,058**	**448,832,847**

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.

(Free translation from the original in Spanish)

CONSOLIDATED BALANCE SHEET	As of March 31, 2002 ThCh$	2001 ThCh$
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Due to banks and financial institutions short/term	30,484,121	15,392,902
Short/term portion of long/term liabilities to banks and financial institutions	5,647,252	4,149,289
Short-term portion of long term Bonds	1,383,133	1,277,722
Other long/term liabilities due within one year	1,610,639	156,825
Dividends payable	98,215	99,138
Accounts payable	8,312,793	6,549,091
Notes payable	0	0
Sundry creditors	418,582	417,516
Notes and accounts payable to related companies	3,572	71,666
Provisions	4,026,297	4,361,351
Withholdings	559,089	1,790,687
Income tax	873,325	5,553,621
Unearned income	141,914	54,451
Deferred taxes	0	0
Other current payable	1,197,957	643,286
Total current liabilities	**54,756,889**	**40,517,545**
LONG-TERM LIABILITIES		
Due to banks and financial institutions	146,592,221	77,730,124
Bonds Payable	45,913,000	42,689,098
Notes payable	0	0
Sundry creditors	3,938,643	1,720,077
Notes and accounts payable to related companies	0	0
Provisions	0	333,465
Deferred taxes	4,518,124	7,777,115
Other long term payable	0	0
Total long-term liabilities	**200,961,988**	**130,249,879**
Minority interest	**40,287,574**	**2,147,889**
SHAREHOLDERS' EQUITY		
Paid/up capital stock	165,365,137	162,271,550
Capital revaluation reserve	(661,460)	138,999
Share premium account	0	0
Reserve on reappraisal of fixed asset	0	0
Other reserves	22,888,362	17,441,631
Accumulated deficit for development period (less)	0	(214,992)
Retained Earnings	**104,301,568**	**96,280,346**
Reserve future dividends	67,077,571	57,491,329
Accumulated profits	33,361,406	30,278,408
Accumulated losses (less)	0	0
Net income for the period	3,862,591	8,510,609
Interim dividends (less)	0	0
Total shareholders' equity	**291,893,607**	**275,917,534**
Total liabilities and shareholders' equity	**587,900,058**	**448,832,847**

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.

(Free translation from the original in Spanish)

CONSOLIDATED STATEMENT OF INCOME	For the three-month period Ended March 31, 2002 ThCh$	2001 ThCh$
Sales	35,849,087	35,252,528
Cost of sales (less)	(24,053,093)	(22,198,073)
Gross margin	**11,795,994**	**13,054,455**
Selling and administrative expenses (less)	(4,489,099)	(4,855,144)
OPERATING RESULT	**7,306,895**	**8,199,311**
Financial Income	2,409,470	2,046,684
Income on investments in related companies	0	0
Other non operating income	2,238,728	9,404,593
Loss on investments in related companies (less)	0	(104,490)
Amortization of goodwill (less)	(53,566)	(54,129)
Financial expenses (less)	(3.043.094)	(3,067.704)
Other non/operating expenses (less)	(76,629)	(7,749,788)
Price/level restatement	908,270	(91,723)
Exchange Differences	(5,793,200)	1,383,904
NON /OPERATING RESULT	**(3.410,021)**	**1,767,347**
Result before income taxes and minority interest	**3,896,874**	**9,966,658**
Income taxes (less)	(1,323,034)	(1,345,871)
Consolidated Profit (Loss)	2,573,840	8,620,787
Minority interests	1,288,751	(110,178)
NET INCOME	**3,862,591**	**8,510,609**

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.

(Free translation from the original in Spanish)

CONSOLIDATED STATEMENT OF CASH FLOW	For the three-month period ended March 31, 2002 ThCh$	2001 ThCh$
Cash flow from operating activities		
Collection of accounts receivable	40,966,244	39,125,895
Interest income receivable	1,434,259	2,453,998
Dividends and other distributions received	0	2,984
Other income	498,442	313,176
Payments of suppliers and personnel (less)	(41,742,477)	(29,849,629)
Interest paid (less)	(1,923,093)	(3,344,071)
Income tax paid (less)	(278,733)	(178,744)
Other expenses paid (less)	(453,971)	(37,056)
V.A.T. and similar paid (less)	(571,048)	(1,581,039)
Net positive (negative) cash flow from operating activities	**(2,070,377)**	**6,905,514**
Cash flow from financing activities		
Issuance of cash shares	0	23,272,232
Loans drawn	12,553,028	12,598,673
Bonds issued	0	0
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	0	0
Dividends paid (less)	0	(3,208)
Distribution of paid in capital (less)	0	0
Loans repaid (less)	(1,146,003)	(44,093,897)
Bonds paid (less)	0	0
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	0	0
Stock issuance expense (less)	0	0
Other financing disbursements (less)	0	0
Net positive (negative) cash flow from financing activities	**11,407,025**	**(8,226,200)**
Cash flow from investment activities		
Sales of fixed assets	70	0
Sales of permanent investments	0	16,947,983
Sales of other investments	0	0
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	164,887	0
Other investment income	0	0
Acquisition of fixed assets (less)	(16,063,205)	(7,259,982)
Interest capitalized repaid (less)	0	0
Permanent investments (less)	0	0
Investments in securities (less)	0	(7,013,209)
Documented loans to related companies (less)	0	0
Other loans to related companies (less)	(282,615)	(525,877)
Other investment disbursements (less)	0	0
Net positive (negative) cash flow from investment activities	**(16,180,863)**	**2,148,915**
Net total positive (negative) cash flow of the period	**(6,844,215)**	**828,229**
Effect of inflation on cash and cash equivalents	222,763	(198,895)
Net change in cash and cash equivalents (less)	(6,621,452)	629,334
Initial balance of cash and cash equivalents	12,378,052	14,431,186
Final balance of cash and cash equivalents	**5,756,600**	**15,060,520**

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	For the three-month period ended March 31, 2002 ThCh$	2001 ThCh$
Net income (loss) for the period	3,862,591	8,510,609
Results on sales of assets:		
(Profit) loss on sales of fixed assets	(14,382)	0
(Profit) on sales of investments	0	(7,409,885)
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0
Charges (credits) to income not affecting cash flow:		
Depreciation for the period	3,741,818	3,047,846
Amortization of intangibles	0	0
Write/off and provisions	76,335	8,630,697
Income from investment in related companies (less)	0	0
Loss on investment in related companies	0	104,490
Amortization of goodwill	53,566	54,129
Amortization of negative goodwill (less)	0	0
Net price/level restatements	(908,270)	91,723
Net exchange difference	5,793,200	(1,383,904)
Other credit to income not affecting cash flow (less)	0	(1,850,286)
Other changes to income not affecting cash flow	0	0
Changes in assets, affecting cash flow:		
Decrease (increase) in accounts receivable	(1,360,181)	(3,392,234)
Decrease (increase) in inventories	(4,177,729)	(1,945,506)
Decrease (increase) in other assets	(3,997,087)	(767,822)
Changes in liabilities, affecting cash flow:		
Increase (decrease) in accounts payable related to operating income	(6,095,042)	897,558
Increase (decrease) in interest payable	1,735,915	578,291
Net Increase (decrease) in income taxes payable	999,711	1,345,871
Increase (decrease) in other accounts payable related to non/operating income	(370,058)	(669,474)
Net increase (decrease) value added tax and similar payable	(122,013)	953,233
Profit (loss) of minority interest	(1,288,751)	110,178
Net positive (negative) cash flow from operating activities	**(2,070,377)**	**6,905,514**

The accompanying Notes N° 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002 AND 2001
(Free translation from the original in Spanish)

NOTE 1- COMPANY REGISTRATION

The Parent Company, MASISA S.A., is a quoted stock corporation, registered under N°132 in the Official Company Register and is therefore governed by the rules of the Superintendencia de Valores y Seguros de Chile (Chilean Superintendency of Securities and Insurance: "Superintendency of Securities and Insurance" and of the Securities and Exchange Commission of the U.S.A.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accountant Period

The following financial statements correspond to the period between January 1, 2002 and March 31, 2002, and are presented compared to the same period of 2001

b) Consolidated financial statements preparation basis.

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Chile and the specific accounting regulations of the Superintendency of Securities and Insurance ("SVS"). If any discrepancy exists between both entity's regulations, those of the Superintendency of Securities and Insurance will primate.

In accordance to Circular N° 79 and N° 81 of the SVS dated January 19 and 22 2002, the Company recorded the effects of the application of the Argentinean Peso Exchange rate in the conversion of the financial as of March 31, 2002 as required by the Technical Bulletin N° 64 of the Chilean Institute of Accountants.

c) Presentation basis.

Only for comparative purposes, the financial statements of the previous year were adjusted by 2.5% to reflex changes in the purchasing power of the Chilean peso, using the CPI variation as reference.

Also for comparative purposes, some restatements have been made to financial statements as of March 31, 2001.

d) Consolidated basis.

The Consolidated Financial Statements includes the assets, liabilities, result and statement of cash flows of the Company and its direct or indirect subsidiaries

The following is a list of the consolidated subsidiaries:

			Ownership as of			
			March 31,2002			March 31, 2001
RUT	Company	Business	Direct	Indirect	Total	Total
Foreign	Masisa Argentina S.A.	Wood products and by/products processing	0.000	100.000	100.000	100.000
Foreign	Masisa Overseas Ltd.	Investments/Fund Raising	100.000	0.000	100.000	100.000
Foreign	Massisa do Brasil Limiteda	Particleboard and MDF Commercialization	0.0024	99.9976	100.000	100.000
Foreign	Maderas y Sintéticos del Perú S.A.C.		99.0114	0.8897	99.9011	99.9011
Foreign	Maderas y Sintéticos de Mexico S.A. de C.V.		1.0000	99.0000	100.0000	0.0000
Foreign	Maderas y Sintéticos Servicios S.A. de C.V.		1.0000	99.0000	100.0000	0.0000
81,507,700-8	Forestal Tornagaleones S.A.	Wood products and by-products processing	53.9956	0.0000	53.9956	53.9956
79,959,070-0	Masisa Inversiones Limiteda	Investments	99.9973	0.0027	100.000	100.000
79,554,560-3	Inversiones Coronel Limiteda	Investments	99.9993	0.0007	100.000	100.000
96,623,490-3	Masisa Cabrero S.A.		99.9926	0.0074	100.000	92.6100
79,616,940-0	C Y D Agrofruta Limitada		0.0000	100.0000	100.000	0.0000
81,507,700-8	Forestal Tornagaleones S.A.		53.9956	0.0000	53.9956	0.0000
Foreign	Forestal Tornagaleones Overseas Ltd.		0.0000	53.9956	53.9956	0.0000
Foreign	Forestal Argentina S.A.		0.0000	27.0518	27.0518	0.0000

The effects of unrealized results form transactions with subsidiaries have been eliminated.

On August 22, 2001, the Company acquired the 7.39% of Masisa Cabrero S.A. shares.
On August 23, 2001, the Company created the companies Maderas y Sintéticos de México S.A. de C.V. and Maderas y Sintéticos Servicios S.A. de C.V.
On November 192, 2001, the Company acquired the 100% of C y D Agrofruta Ltda.

e) Price-level restatement

The consolidated financial statements have been adjusted in accordance with generally accepted accounting principles. These restatements have been calculated based on the variations in the official Consumer Price Index on a previous month basis, which amounted -0.4% during the January 2002– March 2002 period (0.1% in 2001). The income and expense accounts have also been restated in terms of period- end constant pesos.

f) Foreign currency

Assets and liabilities in foreign currency have been translated into Chilean pesos at the closing exchange rates published by the Central Bank of Chile for the different types of operations, at the exchange rates agreed with the corresponding creditors, and to the Unidad de Fomento (UF) value published by the National Institute of Statistics, prevailing at the closing date of each period.

Assets and liabilities in foreign currency have been translated into Chilean pesos at the official exchange rate applicable to each period:

Currencv		2002 ThCh$	2001 ThCh$
US Dollar (US$)	US$	655.90	594.97
German Mark	Dm	-	266.75
Argentine Pesos	ThAr$	223.86	594.97
Euro	Euro	570.94	521.72
Spanish Peseta	Pse	-	3.14
Nuevo Sol Peruano		**190.84**	**166.81**
Swedish Crone	Crs	63.26	57.11
Real (Brazil)	$R	**282.23**	**274.18**
Mexican Peso	MxN	**72.99**	**62.76**
Unidad de Fomento (U.F.)	U.F.	16,197.66	15,813.07

g) Marketable securities

Marketable securities are comprised of share in money market mutual funds, which are stated at redemption value at the end of each year.

h) Inventories

The inventories are valued at production cost or at the acquisition cost including indirect manufacturing costs, and its balance is determined by the weighted average price method plus price/level restatement.

The Company makes obsolescence inventory provisions, that are presented deducted from the original.

The timber resources presented in this account has been determined in accordance with a technical appraisal, as explained in the note 2j). As of march 31, 2002, this account includes the expenses related to harvesting roads at their initial cost plus price level restatement, and they will be amortized to sale cost after timber harvest and sale of the timber.

The amount thus determined does no exceed their corresponding market values.

i) Allowance for doubtful accounts

The company has recorded allowances to cover the possible non-collection of account receivables, which are shown as a deduction from account receivables. The allowances were calculated considering a 1% of the local account receivables plus others specific account receivables of doubtfully recovery.

j) **Fixed assets**

Fixed assets , excluding plantations, are presented at their acquisition or construction cost value, price level restated, which includes the actual financial cost incurred by the company, until those assets are able to be used, applying effective financing cost rate.

Major maintenance expenses are incorporated into assets and then amortized over the period between the maintenance and the scheduled next major maintenance those items with significant relative value are depreciated in the same period of are as the fixed asset with which they are associated and spare parts that are periodically used are charged to production cost when utilized.

The forestry plantations value is determined in accordance with a technical appraisal. The value over the book value thus estimated , that includes the financing value during the growing period, has been credited to the Forestry reserve value in the Net worth of the respective subsidiary.

Indefinitely inactive fixed assets have been classified in the item Other Long Term Assets and are shown at their estimated realization value.

k) **Fixed assets depreciation**

Depreciation has been computed using the straight/line method, considering the remaining estimated useful life of each asset.

l) **Leasing assets**

Assets purchased under financial leasing are valued at the current value of the contract, which is set discounting the periodical installment and the purchase option at the interest rate established in the related contract, On the other hand, the respective obligation is shown in the short and long term portion net of non/accrued interests.

m) Investments in related companies

Investments in related companies are valued based on the equity method, eliminating unrealized profits and losses.
Investments in companies located in other countries have been valued in accordance with Technical Bulletin N°64 of the Chilean Institute of Accountants.

n) Goodwill

This item represents the difference between the acquisition value of shares of the related company and its proportional equity value at the date of purchase. This differences are amortizad in the following steps:

The acquisition of the former subsidiary Maderas y Paneles S.A., merged on august 31, 1993, generated a lower investment value for the Company, that as of March 31, 2001 has a value of THCH$ 231,933. This value will be amortized in a period of 10 years, given the returns of current administration of the plant.

The acquisition of the former subsidiary Masisa Cabrero S.A., former Fibranova S.A., generated a lower investment value for the Company, that as of March 31, 2001 has a value of THCH$ 888,949. This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

o) **Securities purchased under resale agreements**

Are included in the account "Other Current Assets" and corresponds to the acquisition of financial assets that must be sold in the short term, and are presented at market value as of the purchase date plus the accrued interest as of the last day of the period.

The value thus determined does not exceed the current market value.

p) Income tax

The company has recognized its tax obligations in conformity with current legislation.

q) Deferred tax

The effects produced by deferred taxes, as a consequence of temporal differences between the financial and tax purpose balance sheet, have been registered as per Technical Bulletin N° 60, 68 y 69 of the Chilean Institute of Accountants and in the Circular N° 1,466 of the Superintendencia de Valores Seguros. The effects derived of the existing taxes at January 1 2000, that were not registered before, will be recognized on the results, starting in this year, to the extend that the temporal differences are reversed.

r) Sales

Sales value correspond to the sale of the Company manufactured products, and their price is given by present market regulations.

s) Derivative contracts

Risk coverage financial instruments taken by the company to reduce or eliminate the foreign currency risk. In addition, the Company has taken LIBOR interest rate SWAPS to partially reduce or eliminate the interest rate fluctuation risk. This contracts has been recorded in accordance with the No 57 Technical Bulletin of the Accountant Institute of Chile.

t) Software

The Company uses the system SAP R/3 version 4.6 C, acquired from SAP Chile S.A. , and has determined a depreciation period of 4 years.

u) Research and Development expenses

The Research and Development expenses are charged to the income of the period of which expenses were incurred. The Company has not incurred in significant Research and Development expenses.

v) **Consolidated Statement of Cash Flows**

As set forth the No 50 Technical Bulletin of the Accountant Institute of Chile and the Circular N° 1,312 of the Superintendencia de Valores y Seguros dated January 17, 1997, the Company has defined the following concepts related to the Statement of Cash Flows.

Cash Equivalent:
Every investment that meet the following conditions:
- May be quickly converted in a known amount of cash.
- The Company has the intention to do the this conversion in no more than 90 days.
- There is a minimum risk of a significant lose of value due to this investment

As of March 31, 2002, all the short term investments of the company meet the mentioned conditions.

The Balance of cash and cash equivalents is as follows:

	Initial ThCh$	Final Balance ThCh$
2002		
Cash	5,050,734	2,857,762
Time deposits	7,327,318	2,348,549
Marketable securities	0	550,289
Securities purchased under resale agreements	0	0
Total	**12,378,052**	**5,756,600**
2001		
Cash	1,432,615	2,768,437
Time deposits	11,983,604	12,292,083
Marketable securities	1,014,967	0
Securities purchased under resale agreements	0	0
Total	**14,431,186**	**15,060,520**

Operating Activities:

Cash flows from operating activities includes all business-related cash flows, including interest paid, financial income and, in general, all flows that are not defined as related to investment or financing activities. It should be pointed out that this definition is broader than that used in the consolidated statement of income.

NOTE 3 - CHANGES IN ACCOUNTING PRINCIPLES

The subsidiary Forestal Tornagaleones S.A. and its subsidiaries started to be conslidated from the third quarter 2001, due to the expiration of some restrictions related to the control of the operations of that subsidiary.

There have been no charges in accounting principles during current period in comparison to previous period.

NOTE 4 – ACCOUNTS RECEIVABLE SHORT AND LONG TERM

	Currency							Long-term	
	Less than 90 days		More than 90 and less than 1 year			Currency Total			
	03/31/2002	03/31/2001	03/31/2002	31/31/2001	Sub-Total	03/31/2002	03/31/2001	03/31/2002	03/31/2001
Account receivable	25,222,048	16,773,915	1,644,499	6,927,630	26,866,547	25,469,416	23,701,545	0	0
Non-collect receivables estimate	0	0	0	0	1,397,131	0	0	0	0
Notes receivable	6,274,401	7,319,419	42,945	1,929,829	6,317,346	5,969,748	9,249,248	0	0
Non-collect receivables estimate	0	0	0	0	347,598	0	0	0	0
Sundry debtors	1,631,041	1,013,685	1,679,622	261,187	3,310,663	3,183,692	1,274,872	1,403,272	1,982,988
Non-collect receivables estimate	0	0	0	0	126,971	0	0	0	0
						Total Long Term receivable		1,403,272	1,982,988

Debtors' profile

The debtors' profile is presented as follow (net of allowances).

	2002 ThCh$	2001 ThCh$
National receivable		
Account receivable	11,016,222	8,922,760
Notes receivable	2,578,656	3,230,414
Short-term Sundry debtors	1,013,422	445,783
Long-term Sundry debtors	144,684	254,607
Foreign receivable		
Account receivable	14,453,194	14,778,785
National account receivable	43.25%	37.65%
Foreign account receivable	56.75%	62.35%
Notes receivable	3,391,092	6,018,834
National notes receivable	43.20%	34.93%
Foreign notes receivable	56.80%	65.07%
Short-term Sundry debtors	2,170,270	829,089
National short-term sundry debtors	31.83%	34.97%
Foreign short-term sundry debtors	68.17%	65.03%
Long-term Sundry debtors	1,258,588	1,728,381
National long-term sundry debtors	10.31%	12.84%
Foreign long-term sundry debtors	89.69%	87.16%

NOTE 5 - TRANSACTIONS WITH RELATED COMPANIES

Notes and accounts receivables from related companies in the short-term:

Sales of goods and services made by the Company from and to related companies in Chile are made in Chilean pesos and with a pay term not exceding 60 days, without interest nor restatement . Export sales to foreign related companies are in American dollars, without interest and not exceding 180 days.

Notes and accounts receivables from related companies in the long-term:

In 2002, the long term account receivable for the subsidiary Río Calle Calle S.A. are summarized in American dollars (US$)and pays an anual interest of 3.0%.

Notes and account receivable from related companies:

RUT	Company	Short-Term		Long-Term	
		03/31/2002	03/31/2001	03/31/2002	03/31/2001
96,469,000-6	Andinos S.A.	1,125,537	6,954,940	0	0
96,773,280-K	Fibramold S.A.	58,937	99,745	0	0
96,626,060-2	Forestal Río Calle Calle S.A.	0	21,151	2,165,341	0
96,708,490-5	Forestal Terranova S.A.	0	7	0	0
81,507,700-8	Forestal Tornagaleones S.A.	0	0	0	5,550,659
Foreign	Maderas y Sintéticos del Perú S.A.C.	0	2,471,798	0	0
Foreign	Terranova Venezuela S.A.	0	227,158	0	0
Foreign	Terranova Colombia S.A.	0	146,333	0	0
Foreign	Forestal Terranova Mexico S.A.de C.V.	3,877,019	788,331	0	0
Foreign	Terranova Costa Rica S.A.	0	191,597	0	0
Foreign	Masnova S.A. de C.V.	282,615	0	0	0
Foreign	Forestal Argentina S.A.	0	150,011	0	0
Foreign	Sumisho Building Materials	0	411,333	0	0
TOTAL		**5,344,108**	**11,462,404**	**2,165,341**	**5,550,659**

a) Notes and accounts payables from related companies:

RUT	Company	Short-Term		Long-Term	
		03/31/2002	03/31/2001	03/31/2002	03/31/2001
96,626,060-5	Forestal Rio Calle Calle S.A.	3,572	0	0	0
Foreign	Terranova Forest Product Inc.	0	71,666	0	0
TOTAL		**3,572**	**71,666**	**0**	**0**

b) come from related companies and persons:

Company	RUT	Relationship	Concept	03/31/2002 Amount ThCh$	03/31/2002 Effect on Income, Profit (loss) (loss) ThCh$	03/31/2001 Amount ThCh$	03/31/2001 Effect on Income, Profit (loss) (loss) ThCh$
Andinos S.A.	96,469,000-6	Common director	Sales of products	397,531	119,259	3,785,013	962,292
Andinos S.A.	96,469,000-6	Common director	Expenses Recovery	1,523	0	0	0
Andinos S.A.	96,469,000-6	Common director	Services	452,522	0	0	0
Andinos S.A.	96,469,000-6	Common director	Invoice Payment	0	0	1,245,461	0
Fibramold S.A.	96,773,280-K	Common director	Reimburse of cost	33,629	0	0	0
Fibramold S.A.	96,773,280-K	Common director	Sales of products	16,477	0	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Sales of products	2,046,868	0	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Invoice Payment	0	0	350,993	0
Terranova Colombia S.A.	Foreign	Common director	Invoice Payment	0	0	435,457	0
Terranova Costa Rica S.A.	Foreign	Common director	Invoice Payment	0	0	131,612	0
Terranova Venezuela S.A.	Foreign	Common director	Invoice Payment	0	0	509,071	0
Terranova Forest Product Inc.	Foreign	Common director	Invoice Payment	0	0	104,042	0
Forestal Argentina S.A.	Foreign	Associated	Raw Material Acquisition	0	0	399,400	0
Forestal Tornagaleones S.A.	81,507,700-8	Affiliated company	Checking Account Interest	0	0	67,898	67,898
Forestal Tornagaleones S.A.	81,507,700-8	Affiliated company	Loans	0	0	659,517	0
Forestal Tornagaleones S.A.	81,507,700-8	Affiliated company	Acquisition of Word chip and	0	0	418,030	0
Forestal Tornagaleones S.A.	81,507,700-8	Affiliated company	Administration Services	0	0	16,277	16,277
Forestal Rio Calle Calle S.A.	96,626,060-2	Associated	Interest from Loans	149,905	149,905	0	0
Forestal Rio Calle Calle S.A.	96,626,060-2	Associated	Raw Material Acquisition	315,068	0	0	0
Forestal Rio Calle Calle S.A.	96,626,060-2	Associated	Services	803,613	(681,028)	0	0

NOTE 6 - INVENTORIES

The principal components are set forth below:

Inventories	2002 ThCh$	2001 ThCh$
Finished goods	18,494,723	14,277,247
Obsolescence Provision	(477,060)	(640,321)
Raw Materials	5,072,554	4,922,552
Other material	2,226,239	1,979,011
Spare parts	4,511,271	4,003,880
Forest and Plantation in exploitation	3,864,022	0
Total	**33,691,749**	**24,542,369**

NOTE 7 – DEFERRED TAXES AND INCOME TAXES

At March 31 2002, the Company has made the income tax provision as per the tax dispositions in force.

Considering a taxable base of:

	2002 ThCh$
Masisa S.A.'s taxable income	2,887,773
Masisa Cabrero S.A.'s tributary taxable income	1,180,944
Inversiones Coronel Ltda.'s taxable income	30,881

Balances of tributary retained gains and their respective credits:

1) Masisa S.A. :	Taxed Earning Reserve amounting ThCh$ 15,158,752 with credit of 15%.
2) Masisa Inversiones Ltda.:	Taxed Earning Reserve amounting ThCh$ 4,493,342 with credit of 15%.
3) Inversiones Coronel Ltda.	Taxed Earning Reserve amounting ThCh$ 722,297 with credit of 15%.
4) Masisa Cabrero S.A.	Taxed Earning Reserve amounting ThCh$ 2,818,620 with credit of 15%.
5) Masisa do Brasil Ltda.	(Tax loss)
6) Maderas y Sintéticos del Perú S.A.C.	(Tax loss)
7) Forestal Tornagaleones S.A.	(Tax loss)

a) Deferred Tax

The balances for this item are as follows:

	03/31/2002				03/31/2001			
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes	
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
Temporary Differences								
Provision for accounts receivable losses	424,779	0	0	0	620,228	0	0	0
Anticipated income	0	0	0	0	4,789	0	0	0
Vacation provisions	91,940	0	0	0	107,933	0	0	0
Manufacturing expenses	0	0	556,916	1,607,357	0	0	471,297	0
Fixed assets depreciation	0	0	0	14,129,504	0	0	0	15,799,568
Others events	137,781	277,279	10,998	154,559	911,842	547,240	10,246	211,262
Others provision	88,187	880,079	0	0	0	0	0	0
Tax Loss	402,274	7,007,068	0	0	0	0	0	0
Forestry reserve	0	0	12,515	2,557,439	0	0	0	0
Balance for Complementary assets amortization	34,155	839,629	0	10,723,570	227,676	498,895	10,246	8,185,370
Valuation provisions	198,956	4,117,632	0	0	0	0	0	0
Total	911,850	3,207,165	580,429	7,725,289	1,417,116	48,345	471,297	7,825,460

b) Income Taxes:

Items	2002 ThCh$	2001 ThCh$
Income tax provision	(655,936)	(2,298,754)
Tax expenses Adjustment	0	0
Effect for deferred taxes of the period	(567,948)	810,442
Tax credit due to tax loss	4,770,781	0
Effect for amortization of deferred assets and liabilities complementary accounts	(95,550)	149,476
Effect on assets and liabilities of thechanges in de valuating provisions	(4,770,781)	0
Others	(3,600)	(7,035)
	(1,323,034)	(1,345,871)

NOTE 8 - FIXED ASSETS

a) This caption includes:

	2002				2001			
		Accumulated	Year depreciation			Accumulated	Year depreciation	
	Assets value	Depreciation	Explotation	Non-explotation	Assets value	Depreciation	Explotation	Non-Explotation
Fixed assets	**ThCh$**	**ThCh$**	**ThCh$**	**ThCh$**	**ThCh$**	**ThCh$**	**ThCh$**	**ThCh$**
Lands	39,441,416	0	0	0	3,435,349	0	0	0
Building and infrastructure	60,023,499	(14,353,778)	(482,875)	(15,990)	42,158,579	(11,688,794)	(467,716)	(12,071)
Machinery and equipment	277,300,442	(72,679,107)	(2,839,060)	(5,987)	194,433,025	(61,016,473)	(2,093,030)	(36,639)
Machinery and equipment	276,539,968	(72,260,281)	(2,850,488)	(1,336)	193,967,937	(60,864,017)	(2,078,567)	(33,983)
Transportation equipment	742,793	(418,826)	11,428	(4,651)	448,648	(152,456)	(14,463)	(2,656)
Chilean GAAP Adjustments	17,681	0	0	0	16,440	0	0	0
Other fixed assets:	125,319,891	(7,735,674)	(166,182)	(231,724)	85,800,534	(6,328,279)	(246,860)	(191,530)
Plantations	62,299,385	0	0	0	7,671,119	0	0	0
Furniture, fixture and other	6,883,751	(5,297,503)	(25,035)	(115,559)	4,699,466	(3,319,423)	(14,604)	(46,349)
Spare parts	4,504,492	(463,376)	(42,430)	0	7,612,479	(975,578)	(125,195)	0
Transit spare parts and equipment	0	0	0	0	0	0	0	0
Construction in progress	45,209,507	0	0	0	48,008,783	0	0	0
Transit fixed assets	1,039,727	0	0	0	12,351,774	0	0	0
Other fixed assets	5,383,029	(1,974,795)	(98,717)	(116,165)	5,456,913	(2,033,278)	(107,061)	(145,181)
Fixed assets in leasing	1,128,841	(621,006)	(26,755)	0	1,127,906	(512,817)	(26,702)	0
Computacional systems (software)	2,830,994	(1,250,950)	(71,962)	(96,464)	1,610,485	(587,909)	(80,359)	(58,759)
Other	1,423,194	(102,839)	0	(19,701)	2,718,522	(932,552)	0	(86,422)
Total	**502,085,248**	**(94,768,559)**	**(3,488,117)**	**(253,701)**	**325,827,487**	**(79,033,546)**	**(2,807,606)**	**(240,240)**
Total Fixed assets	**403,574,871**	**(98,510,377)**			**243,746,095**	**(82,081,392)**		

b) From a legal viewpoint, assets acquired under finance are not the property of the Company until the purchase option is exercised. The present assets in leasing corresponds to an electrical substation, contracted with Endesa S.A. in April 1995, for a total of 120 monthly payments of US$28,396, at an annual rate of 10.5%.

c) In the Year 2001, The company has also accounted a provision to adjust the book value of one of its particle board lines, based on the estimate that future cash flows from the operation of those assets will not compensate for future depreciation charges. Thus, the Company registered a charge against 2001 results of THCH$ 5,709,104, which is presented under the account "Other Non Operating Expenses".

d) The accountant value of the plantations includes the value determined in accordance with the technical appraisal.. This value is distributed among the accounts in plantations Fixed assets and Inventories as stand wood.

As indicated in the Note 2 j) the subsidiary Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A. recognize the increased value of their plantations and forest. The accumulated increase value as of march 31, 2002 was THCH$ 14,156,709 (THCH$ 13,778,326 in 2001), that includes the forest plantation under the Forestry reserve presented in the Net worth and has been determined comparing the valuation describer in the Note 2j) to the book value after price level restatement.
As indicated in the Note 2j), the parent Company and its subsidiary Forestal Argentina recognized as increased value of the fix assets the financial costs related to the plantation financing a total of THCH$ 0.- (THCH$ 115,965 en el 2001).

NOTE 9 - INVESTMENT IN RELATED COMPANIES

Investments in related companies	Country	Currency	Number of shares	Participation % 03/31/2002	Participation % 03/31/2001	Shareholder's Equity 03/31/2002	Shareholder's Equity 03/31/2001	Net income For the period 03/31/2002	Net income For the period 03/31/2001	Net income Accrued 03/31/2002	Net income Accrued 03/31/2001	VPP 03/31/2002	VPP 03/31/2001	Unrealized Result 03/31/2002	Unrealized Result 03/31/2001	Book value of investment 03/31/2002	Book value of investment 03/31/2001
Forestal Tornagaleones S.A..	Chile	Pesos	13,153,000	0.0000	53.9956	0	50,969,759	0	(12,941)	0	(7,941)	0	27,521,427	0	(953,883)	0	26,567,544
Inversiones Industriales S.A.	Chile	Pesos	1,000	0.0000	50.0000	0	62,531	0	(193,093)	0	(96,546)	0	31,266	0	0	0	31,266
Portuaria Corral S.A.	Chile	Pesos	1	0.0000	0.0025	0	2,755,735	0	(38,198)	0	(1)	0	68	0	0	0	68
Forestal Río Calle – Calle S.A.	Chile	Pesos	1	0.0000	0.0012	0	(151,047)	0	(190,572)	0	(2)	0	0	0	0	0	0
Total												**0**	**27,552,761**	**0**	**(953,883)**	**0**	**26,598,878**

a) Subsidiaries with negative equity

Inversiones Industriales S.A.

Inversiones Industriales S.A. and Forestal Río Calle Calle S.A., as of the closure of the present period, had a negative Net Worth, hence the company has discontinuated the application of the VPP method, recognising losses up to cover the total investment

b) Changes and Events

Year 2002

- Portuaria Corral S.A.

As of March 14, 2002 the Company, thought its subsidiary Masisa Inversiones Limitada, sold its stock in Portuaria Corral S.A., for an amount of THCH$ 57.

Year 2001

- Georgia Pacific Masisa Resinas Ltda. and Resinas Concordia Ltda.

On January 17, 2001 the Company sold its holdings to Georgia Pacific Inc. in a joint venture in which it participated through its subsidiaries Masisa Inversiones Limitada and Inversiones Coronel Limitada with a 50% stock in Georgia Pacific Masisa Resinas Limitada and 50% stock in Resinas Concordia S.A. The sale price was ThCh$ 7,234,885 greater than the related equity values recorded on the trade date, which is included in the results of the related subsidiaries. In addition, a credit to income of ThCh$ 1,805,157 was generated from the reversal of unrealized gains and the realization of the corresponding accumulated translation adjustment reserve.

- Forestal Tornagaleones S.A.

Effective January 1, 2001 the subsidiary Forestal Tornagaleones S.A. was incorporated in the financial statement consolidation as restrictions relative to the control of the above subsidiary's operations expired during the period.

- Maderas y Sintéticos del Perú S.A.C.

Until march 31, 2001, the financial statement of Maderas y Sintéticos del Perú S.A.C. were not included in the consolidation because this company was in its the development stage. As of March 31, 2002 their financial statements are included in de Consolidation of Masisa and its subsidiaries.

NOTE 10 - GOODWILL

			03/31/2002		03/31/2001	
		Term	First six months 2001 Amortization ThCh$	Total Goodwill ThCh$	First six months 2000 Amortization ThCh$	Total Goodwill ThCh$
RUT	Company					
87,658,900-1	Maderas y Paneles S.A.	10 year	42,170	231,933	42,135	400,280
96,623,490-3	Masisa Cabrero S.A.	20 year	11,396	888,949	11,994	935,583
			53,566	**1,120,882**	**54,129**	**1,335,863**

Lower Investment Value

Represents the higer value paid in the investments of Maderas y Paneles S.A. , former subsidiary Maderas y Paneles S.A., merged on august 31, 1993, that generated a lower investment value for the Company, that as of March 31, 2001 has a value of THCH$ 231,933. This value will be amortized in a period of 10 years, given the returns of current administration of the plant.

The acquisition of the former subsidiary Masisa Cabrero S.A., former Fibranova S.A., generated a lower investment value for the Company, that as of March 31, 2001 has a value of THCH$ 888,949. This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

NOTE 11 - OTHER LONG/TERM ASSETS

The principal components are set forth below:

Other long-term assets	Term	2002 ThCh$	2001 ThCh$
Time deposit Rabobank Curucao S.A.	Year 2004	18,693,150	35,675,888
Time deposit Bankboston Latinoamericano	Year 2005	71,180,379	41,164,487
Inactive Assets		732,812	1,533,224
Recoverable long term taxes		813,326	0
Other		72,999	747,699
Total		**91,492,666**	**79,121,298**

(1) In 1997, management decided to close down its plywood line operations. Consequently, as mentiond in the Note 2j) the Company recorded these assets at fair value less costs to sell based on an independent appraisal.

NOTE 12 – BANK AND FINANCIAL INSTITUTIONS SHORT-TERM

		US Dollar		Other foreign		U.F.		Total	
		2002	2001	2002	2001	2002	2001	2002	2001
RUT	Bank o financial institution	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Short Term								
97,004,000-5	Banco de Chile	5,869,465	8,865,171	0	0	0	0	5,869,465	8,865,171
97,006,000-6	Banco de Crédito e Inversiones	2,643,155	2,446,109	0	0	0	0	2,643,155	2,446,109
97,041,000-7	BankBoston	6,603,656	0	0	0	0	0	6,603,656	0
Foreign	Banco de Chile New York	7,377,100	0	0	0	0	0	7,377,100	0
Foreign	BankBoston N.A.	5,088,916	0	0	0	0	0	5,088,916	0
Foreign	ABN Amro Bank	0	0	860,947	0	0	0	860,947	0
Foreign	Citibank	0	4,081,622	0	0	0	0	0	4,081,622
Foreign	Security Bank	1,848,827	0	0	0	0	0	1,848,827	0
Foreign	Banco de la Nación Argentina	0	0	192,055	0	0	0	192,055	0
	Total	**29,431,119**	**15,392,902**	**1,053,002**	**0**	**0**	**0**	**30,484,121**	**15,392,902**
	Principal owed	28,904,702	15,002,169	1,053,002	0	0	0	29,957,704	15,002,169
	Rate	3.45	6.91	17.69	0	0	0	0	0
	Long Term portion short term								
96,658,480-7	Raboinvestment Chile S.A.	184,745	0	0	0	0	0	184,745	0
97,006,000-6	Banco de Crédito e Inversiones	0	0	0	0	1,416,277	0	1,416,277	0
Foreign	BankBoston Latinoamericano	2,409,473	0	0	0	0	0	2,409,473	0
Foreign	Citibank N.A.	628,716	0	0	0	0	0	628,716	0
Foreign	Banco Rabobank Ireland	903,090	262,233	0	0	0	0	903,090	262,233
Foreign	Dresdner bank Lateiamerica	42,266	0	0	0	0	0	42,266	0
Foreign	Banco de Boston	62,685	1,528,903	0	0	0	0	62,685	1,528,903
Foreign	Banco de la Nación Argentina	0	0	0	803,775	0	0	0	803,775
Foreign	Rabobank Curacao S.A.N.V.	0	1,554,378	0	0	0	0	0	1,554,378
	Total	**4,230,975**	**3,345,514**	**0**	**803,775**	**1,416,277**	**0**	**5,647,252**	**4,149,289**
	Principal owed	0	3,315,747	0	803,562	1,380,433	0	1,380,433	4,119,309
	Rate	0	9.44	0	5.14	6.70	0	0	0

	2002	2001
	%	%
Total amount of liabilities in foreign currency:	100.00	
Total amount of liabilities in local currency:	0.00	

NOTE 13 – BANK AND FINANCIAL INSTITUTIONS LONG-TERM

RUT	Bank o financial institution	Currency	More 1 year up to 2 year ThCh$	More 2 year up to 3 year ThCh$	More 3 year Up to 5 year ThCh$	More 5 year Up to 10 year ThCh$	Date close actual period Total Long Term to close The financial Statements ThCh$	Rate	Date close pass period Total Long Term to close The financial statements ThCh$
	Short Term								
96,658,480-7	Raboinvestment Chile S.A..	Dollar	655,900	655,900	4,919,250	3,607,450	9,838,500	4.22	0
97,006,000-6	Banco de Credito e Inversiones	U.F.	1,380,433	1,380,433	2,070,648	0	4,831,514	6.70	0
Foreign	BankBoston Latinoamericano	Dollar	0	0	71,180,379	0	71,180,379	11.18	41,164,488
Foreign	Citibank N.A.	Dollar	5,434,600	10,869,200	21,738,400	0	38,042,200	3.38	0
Foreign	Banco Rabobank Irland PLC	Dollar	18,693,150	0	0	0	18,693,150	8.00	35,675,889
Foreign	Dresdner Bank Lanteiamerica	Dollar	0	655,900	2,623,600	655,900	3,935,400	4.25	0
Foreign	BankBoston	Dollar	60,924	10,154	0	0	71,078	0	354,039
Foreign	Banco de la Nación Argentina	Other currency	0	0	0	0	0	0	535,708
	Total		**26,225,007**	**13,571,587**	**102,532,277**	**4,263,350**	**146,592,221**	**0**	**77,730,124**

	2002 %	2001 %
Total amount of liabilities in foreign currency:	100.00	
Total amount of liabilities in local currency:	0.00	

NOTE 14 – SHORT TERM AND LONG TERM BONDS

Private Placement: Corresponds to a private placement bonds issued by the subsidiary Masisa Overseas Ltd., and acquired by some of the main Insurnace Companies of the United States of America.

Maturities:

Bonds A series : matures on May 15, 2003 and interest are paid every six months in May and november of each year.
Bonds B series: matures in 5 yearly installments of US$ 9 Million, starting on May 15, 2004 and finishing May 15, 2008, and interest are paid every six months in May and November of each year.

Identification Number	Serie	Nominal amount	Currency	Interest	Last maturity	Periodicity		Value		Place of the transaccion
		outstanding				Interest Payment	Capital Payment	31/03/2002	31/03/2001	Chile o en el extranjero
Short term Portion of Long Term Bond										
Private Placement	A	0	Dollar	0	15-05-2003	6 Months	2003	484,419	447,500	Foreign
Private Placement	B	0	Dollar	0	15-05-2008	6 Months	2004	898,714	830,222	Foreign
Total Short Term Portion								**1,383,133**	**1,277,722**	
Long Term Bond										
Private Placement	A	16,369,750	Dollar	7.82%	15-05-2003	6 Months	2003	16,397,500	15,246,106	Foreign
Private Placement	B	29,465,550	Dollar	8.06%	15-05-2008	6 Months	2004	29,515,500	27,442,992	Foreign
Total Long Term Portion								**45,913,000**	**42,689,098**	

NOTE 15 - PROVISIONS AND WRITE-OFFS

a) Allowance for trade accounts receivable, notes receivable, sundry debtors and inventories.

The balance of these allowances amounts to ThCh$1,744,729 in 2002 (ThCh$2,093,514 in 2001), which have been deducted from the respective captions.

b) Outstanding provisions at the end of each period:

Current liabilities	2002 ThCh$	2001 ThCh$
Provision for repair expenses	918,576	1,744,792
Provision for vacation	614,135	624,086
Participation	1,077,537	1,141,558
2001 Bond provision	175,000	0
Plan Stoppage Provision	262,278	0
Provision commission	821,356	761,768
Others provisions	157,415	89,147
Total	**4,026,297**	**4,361,351**
Long –Term liabilities		
Equity investment (negative equity) in Maderas y Sintéticos del Perú S.A.C.	0	333,465
Total	**0**	**333,465**

NOTE 16 – MINORITARY INTEREST

The main components of this item are as follows:

	Included in the liabilities		Included in the net income for the	
	2002	2001	2002	2001
Masisa Cabrero S.A.	0	2,147,889	0	(110,178)
Forestal Tornagaleones S.A.	23,160,738	0	605,208	0
Forestal Argentina S.A.	17,127,264	0	683,506	0
Maderas y Sintéticos del Perú S.A.C.	(428)	0	37	0
Total	**40,287,574**	**2,147,889**	**1,288,751**	**(110,178)**

NOTE 17 - SHAREHOLDERS' EQUITY

a) The movement on capital and reserve accounts during 2002 and 2001 were as follows:

	2002						
	Paid-in capital	**Reserve de Revalorization de capital**	**Other Reserves**	**Reserve for future dividends**	**Accumulated profit**	**Accumulated deficit during development period**	**Current Earning**
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of December 31	165,365,137	0	22,338,563	67,346,959	12,954,180	0	20,541,208
Allocation of income	0	0	0	0	20,541,208	0	(20,541,208)
Pay of dividends	0	0	0	0	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation	0	0	639,153	0	0	0	0
Price-level restatement of equity	0	(661,460)	(89,354)	(269,388)	(133,982)	0	0
Net income for the period	0	0	0	0	0	0	3,862,591
Balance	**165,365,137**	**(661,460)**	**22,888,362**	**67,077,571**	**33,361,406**	**0**	**3,862,591**
	0	**0**	**0**	**0**	**0**	**0**	**0**

	2001						
	Paid-in capital	**Reserve de Revalorization de capital**	**Other Reserves**	**Reserve for future dividends**	**Accumulated profit**	**Accumulated deficit during development period**	**Current Earning**
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of December 31	135,609,089	0	14,268,318	56,033,068	12,564,675	(150,100)	16,945,725
Allocation of income	0	0	0	0	16,945,725	0	(16,945,725)
Pay of dividends	0	0	0	0	0	0	0
Capital Increase with shares issue	22,704,618	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	(59,498)	0
Reserve for foreign currency translation	0	0	2,734,167	0	0	0	0
Price-level restatement of equity	0	135,609	13,740	56,033	29,510	(150)	0
Net income for the period	0	0	0	0	0	0	8,303,033
Balance	**158,313,707**	**135,609**	**17,016,225**	**56,089,101**	**29,539,910**	**(209,748)**	**8,303,033**
Restated balance	**162,271,550**	**138,999**	**17,441,631**	**57,491,329**	**30,278,408**	**(214,992)**	**8,510,609**

b) Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Numbers shares with voting rights
Unique	928,514,743	928,514,743	928,514,743

c) Capital (amount ThCh$)

Series	Subscribed Capital	Paid Capital
Unique	165,365,137	165,365,137

d) Other Reserves

1) Forest Reverves

Forestry reserves accounts corresponding to Masisa S.A. ownership of Forestal Tornagaleones S.A. and Forestal Argentina S.A., are classified under "other Reserves" due to the recognition of the grown in forestry resouces. The balance as of March 31, 2002 was ThCh$7,613,771 (ThCh$7,409,485 2001), and the account "reserve for foreing currency translation adjustment" detailed as follow :

2) Reserve for foreign currency translation adjustments

Corresponds to the net difference between the Consumer's Price Index and the United States dollar at the end of each period of the investments in foreign countries and of the liabilities associated to such investments, according to the Technical Bulletin N°64, The following table depicts such adjustment according to the foreign subsidiary that originated it:

Balances are made of:

	Balance as of 31/12/2001 ThCh$	Exchange difference originated in the period Investment ThCh$	Liabilities ThCh$	Balance as of 03/31/2002 ThCh$
Masisa Argentina S.A.	12,935,777	574,325	(115,884)	13,394,218
Forestal Argentina S.A.	1,633,765	55,369	(15,102)	1,674,032
Masisa Do Brasil Limited.	0	542,915	(402,470)	140,445
Masisa Cabrero S.A.	65,896	0	0	65,896
	14,635,438	1,172,609	(533,456)	15,274,591

In March 2001, are as follows:

	Balance as of 31/12/2000 ThCh$	Exchange difference originated in the period Investment ThCh$	Liabilities ThCh$	Reserve Realized	Balance as of 03/31/2001 ThCh$
Masisa Argentina S.A.	6,293,198	2,579,029	(663,439)	0	8,208,788
Forestal Argentina S.A.	914,998	328,075	(86,116)	0	1,156,957
Resinas Concordia S.A.	540,718	0	0	(540,718)	0
Masisa do Brasil Ltda.	(584,592)	2,146,020	(960,869)	0	600,559
Masisa Cabrero S.A.	65,842	0	0	0	65,842
	7,230,164	5,053,124	(1,710,424)	(540,718)	10,032,146

e) Capital Increase

Año 2001

On November 13, 2000, the shareholders' meeting voted to increase Masisa's corporate capital through the emission of 182,441,061 shares, to be paid in cash at a price of Ch$ 280 each, or in another form, open to the shareholders' discretion. The funds that are obtained from this capital increase will help finance Company expansion plans. **In the first quarter** 2001, 81,087,919 shares have been paid and subscribed (equal to ThCh$22,704,618), 81,084,916 of wich belonging to Forestal Terranova S.A.

f) Dividend Policy

The annual dividend policy of Masisa S.A. corresponds to the distribution of not less than 30% and not more than a 50% of the Net Income of the period.

g) Dividend Paid

Dividends paid, shown in the equity variation table, are detailed as follows:

Dividend	Date of payment	Dividend per Share	Historical Dividend
2000 N° 30	May, 2001	8.20109	7,558,032
2000 N° 29	May, 2000	5.61122	4,716,232

NOTE 18 – OTHERS NON OPERATING INCOME AND EXPENSES

On January 17, 2001, the company sold to Georgia Pacific Inc. its 50% ownership in a joint venture formed by Georgia Pacific Masisa Resinas Limitada and Resinas Concordia S.A. The paid price exceeded in ThCh$7,234,885 the book values registered as of the date of the operation, and also originated and additional result of ThCh$1,850,286 due to the reverse of unrealized gains and the corresponding reserve for foreign currency translation adjustments

The company has also accounted a ThCh$5,709,104 provision to adjust the book value of one of its particle board lines. The aforementioned charge is based on the estimate that future cash flows from the operation of those assets will not compensate for future depreciation charges, and was calculated using the standard accountant criteria applicable to this matters.

a) Other non operating income:

The main concepts and balances under this heading are as follows:

	2002 ThCh$	2001 ThCh$
Gain on sale of investments	0	7,415,757
Reverse unrealized gain in investment sale	0	1,315,964
Reverse foreign currency translation adjustment investment sale	0	534,322
Reverse provision for non operating receivables	1,978,335	0
Profit on sales of fixed assets, spare parts and raw materials	20,374	0
Profit on sales of raw material waste and other	240,019	138,550
Total	**2,238,728**	**9,404,593**

b) Other non-operating expenses:

The main concepts and balances under this heading are as follows:

	2002 ThCh$	2001 ThCh$
Fixed assets line devaluation Provision	0	5,709,104
Accounts receivable Provision non operating result	0	1,921,196
Depreciation of non-capitalized fixed assets	32,444	33,983
Donations	8,219	7,252
Other	35,966	78,253
Total	**76,629**	**7,749,788**

NOTE 19 – PRICE/LEVEL RESTATEMENT

The effect of the application of price-level restatements was as follows:

	Adjustment index	03/31/2002	03/31/2001
Assets (debit) / credit			
Inventories	CPI	(62,731)	91,770
Fixed assets	CPI	(570,315)	101,283
Investments in related companies	CPI	2,570	34,465
Others non monetary assets	CPI	(291,767)	32,719
Charges and cost accounts	CPI	(4,004)	(11,511)
Total (debit) / credit		(926,247)	248,726
Liabilities (debit) / credit			
Financial equity Individual	CPI	1,153,443	(240,611)
Financial liabilities		627,123	0
Liabilities non monetary	CPI	48,934	(113,521)
Profits account	CPI	5,017	13,683
Total (debit) / credit		1,834,517	(340,449)
(Loss) Profits price/level restatement account		**908,270**	**(91,723)**

NOTE 20 - FOREIGN CURRENCY

The breakdown of all foreign currency accounts is as follows:

Account	Currency	Amount 03/31/2002	Amount 03/31/2001
Cash	Dollar	328,982	94,193
Cash	Euro	0	(48,067)
Accounts receivable from related companies	Dollar	0	400,627
Others long-term assets	Dollar	211,138	1,980,036
Total (debit) / credit		540,120	2,426,789
Financial liabilities	U.F.	(234)	0
Accounts payable	Dollar	26,914	(16,264)
Accounts payable	Euro	(1,783)	(3,783)
Accounts payable	Spanish Peseta	0	(5,381)
Accounts payable	Swedish Crone	0	372
Accounts payable	German Mark	0	(4,130)
Other short term liabilities (Exchange rates swaps)	Dollar	(959,239)	0
Other short term liabilities	Dollar	(657,927)	0
Other short term liabilities	Mexican pesos	(12,304)	0
Financial liabilities	Dollar	(703,854)	(1,013,699)
Exchange differences in Argentina	Argentine pesos	(3,899,742)	0
Exchange differences en Brazil	Real	(125,151)	0
Total (debit) / credit		(6,333,320)	(1,042,885)
Total		**(5,793,200)**	**1,383,904**

The exchange difference corresponding to the Argentinean subsidiaries included under this note is presented in one single line, as set forth the Technical Bulletin N°64 of the Chilean Instituto of accountants, and is informed as Argentine Pesos ($Arg).

NOTE 21 – DERIVATIVES (HEDGES AND SWAPS)

				Description of the contract				Protected Value	Affected Account			
Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount		Name	amount	Paid in	Not paid in
FR	CCPE	6,255,180	4 Quarter2002	Exchange Rate	B	Working Capital Chile	6,585,300	5,903,100	Other current liabilities	682,200	0	0
S	CCPE	12,737,700	4 Quarter2006	Interest Rate	B	Long Term Debt	12,408,113	12,342,897	Short term portion financial debt	65,216	0	0
S	CCPE	6,777,599	3 Quarter2002	Exchange Rate	B	Working Capital Brasil	6,997,274	6,597,107	Other current liabilities	400,167	0	0
S	CCPE	212,512	2 Quarter2002	Exchange Rate	B	Working Capital Brasil	219,427	207,809	Other current liabilities	11,618	0	0
S	CCPE	328,345	2 Quarter2002	Exchange Rate	B	Working Capital Brasil	333,490	329,855	Other current liabilities	3,635	0	0

NOTE 22 – CONTINGENCIES AND COVENANTS - GUARANTEES

The Contingencies and Covenants assumed by the Company as of the end of the perios are detailed as follows:

- Argentine economic scenario

As of March 31, 2002 the Company holds investments in Argentina representing 21.61% of total consolidated assets (28.14% as of March 31, 2001).

As it is widely known, the Argentine Republic is in the midst of a complex economic situation, which includes high external debt and interest rates, a significant decrease in deposits, a new exchange rate scheme, restrictions to the voluntary availability and circulation of cash and overseas transfer of currency, a country risk rating which has reached levels beyond average, and an economic recession extending over a period of three years. This situation has generated a significant decrease in product and service demand and a considerable increase in the unemployment rate. Similarly, the ability of the Government of Argentina to service its liabilities and the possibility of having access to bank credit lines have been affected under the circumstances. Consequently, it is impossible to forecast the future development of Argentina's local economy, nor its consequences on the financial and economic position of the subsidiaries in the latter country. Accordingly, these financial statements may not include all the adjustments that may arise from such adverse conditions and, therefore, should be read considering the above circumstances.

- Forestal Tornagaleones S.A.

a) Guarantees

As of March 31, 2002 and 2001 the Company has not give any document as guaranty

b) Direct Guarantees

On October 15, 1999 the subsidiary subscribed a loan with Rabobank Investments Chile S.A., which was guaranteed with land and plantations. The book value of those plantations as of March 31, 2002 is THCH$ 9,620,668 (THCH$ 8,708,393 in 2001) and the value of the land was THCH$ 3,660,274 (THCH$ 3,232,420 in 2001) . In addition, the agreement includes other clauses normally used in this kina of transactions.

c) Garantías indirectas

On January 5, 2001 the subsidiary became a joint and several debtor in favor of the Dresdner Bank to guarantee a loan of ThUS$ 6,000 issued to the subsidiary Forestal Argentina S.A. by the bank. The loan was used to finance new plantations, purchase of land and rescheduling of its financial debt.

- Masisa Overseas Ltd.

The Company and its subsidiary Masisa Argentina S.A. , had granted loans subscribed by the subsidiary Masisa Overseas Ltd. Certain loan agreements include restrictive covenants. The more restrictive covenants are as indicated below:

1.) Rabobank Curacao N.V.

1 Maintenance at the end of each quarter of a consolidated debt to equity ratio of not more than 0.7 to one.

2 Maintenance at the end of each quarter of a consolidated current ratio of at least 1.5 to one.

This loan past due in 2001, and was fully paid

2.) Promissory Notes from Private Placement

In connection with loans obtained in a private placement in the United States during 1997, the Company and its subsidiaries, Masisa Overseas Ltd. and Masisa Argentina S.A., are contractually committed to maintain certain covenants, which are summarized as follows:

- Compliance with all laws
- Maintenance of insurance on properties and businesses
- Maintenance of properties in good repair, working order and condition

- ξ Payment of taxes and claims
- ξ Maintenance of financial covenants as follows:

  a) The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders' equity less intangible assets) of not less than an amount equal to the sum of (a) ThCh$ 127,997,214 and (b) an amount equal to 40% of the cumulative amount of Ordinary Net Income (defined as net income less extraordinary or non-recurring gains) of the Company for each fiscal year commencing after December 31, 1996 (as shown on the consolidated financial statements). The resulting amount was ThCh$ 169,053,095 at December 31, 2001.

  b) The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

  c) The Company will not at any time permit the Interest Charges Coverage Ratio (the ratio of consolidated income plus interest expense and income taxes to interest expense) to be less than 1.5 to 1.

- ξ Ownership obligations

  a) The Parent Company will at all times own 100% of the outstanding equity securities of Masisa Overseas Ltd.

  b) The Parent Company will at all times own at least 66 2/3% of the outstanding voting securities of Masisa Argentina S.A.

Citibank N.A.

The loan entered by the Company with Citibank N.A., are contractually committed to maintain certain covenants, which are summarized as follows:

- ξ Compliance with all laws
- ξ Maintenance of insurance on properties and businesses
- ξ Maintenance of properties in good repair, working order and condition
- ξ *Maintenance of financial covenants as follows:*

  a) The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders' equity less intangible assets) of not less than an amount equal to UF 14,800,000.

  b) The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

  c) The Company will not at any time permit the Interest Charges Coverage Ratio (the ratio of consolidated income plus interest expense and income taxes to interest expense) to be less than 2.5 to 1 in 2002, 1.5 to 1 in 2003, 2 to 1 in 2004 and 2.5 to 1 thereafter.

All the aforementioned Covenants and restrictions were fulfilled as of March 31, 2002.

The following table resumes the contingencies and covenants and guarantees assumed by the company

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end the period		Liberation of guarantees					
	Name	Relation		Type	Account value	31/03/2002	31/03/2001	31/03/2003	Assets	31/03/2004	Assets	31/03/2005	Assets
Rabo investmens Chile S.A.	Forestal Tornagaleones S.A.	Subsidiary	Suretyship	Net Worth	10,023,245	10,023,245	0	655,900	0	655,900	0	655,900	0
Dresner Bank Lanteiamerica	Forestal Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	3,977,666	3,977,666	0	0	0	655,900	0	655,900	0
Banco de Boston	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	5,088,916	5,088,916	0	0	0	0	0	0	0
Rabobank Ireland PLC	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	19,596,240	19,596,240	35,938,122	18,693,150	0	0	0	0	0
BankBoston Latinoamericano	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	73,589,852	73,589,852	41,164,488	0	0	0	0	44,273,250	0
Banco de Chile New York	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	7,377,099	7,377,099	0	0	0	0	0	0	0
Citibank N.A.	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	38,605,700	38,605,700	0	5,434,600	0	10,869,200	0	10,869,200	0
Private Placement	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	47,296,133	47,296,133	43,966,820	16,397,500	0	5,903,100	0	5,903,100	0
ABN Amro Bank	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	860,947	860,947	0	0	0	0	0	0	0
Security Bank	Forestal Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	1,848,827	1,848,827	0	0	0	0	0	0	0

NOTE 23 – CAUCIONES OBTENIDAS DE TERCEROS

Masisa S.A.

At December 31, 2001 the Company has received guarantees, such as pledges, mortgages, endorsements of loan insurance policies, special mandates, surety bonds to guarantee repayment to clients and fulfillment of obligations related to the Company's business activities amounting to THCH$ 4,141,515.

Forestal Tornagaleones S.A.

Tornagaleones has received guarantees to secure repayment to clients and fulfillment of obligations related to the Company's business activities amounting to THCH$ 178,606 in 2001

NOTE 24 – NATIONAL AND FOREIGN CURRENCY

a) Assets

The breakdown of all foreign currency accounts is as follows:

Account	Currency	Amount 03/31/2002	03/31/2001
Cash	ThCh$ not adjustable	437.436	840.929
Cash	US$	1,219,989	1,171,596
Cash	ThAr$	416,693	264,698
Cash	Re	429,214	491,214
Cash	Mexican pesos	354,430	0
Time deposit	US$	1,771,157	10,882,278
Time deposit	Euro	0	98,957
Time deposit	ThAr$	0	182,952
Time deposit	Re	577,392	1,127,896
Marketable securities	U.F.	550,289	0
Account receivable	ThCh$ not adjustable	11,016,222	8,922,760
Account receivable	US$	5,473,786	3,706,507
Account receivable	ThAr$	1,246,729	7,894,810
Account receivable	Sol	74	0
Account receivable	Re	6,477,577	3,177,468
Account receivable	Mexican pesos	1,255,028	0
Notes receivable	ThCh$ not adjustable	2,578,656	3,230,414
Notes receivable	ThAr$	1,409,268	5,995,757
Notes receivable	US$	18,461	0
Notes receivable	Sol	1,963,363	0
Notes receivable	Re	0	23,077
Sundry debtors	ThCh$ not adjustable	1,013,422	445,783
Sundry debtors	US$	152,074	209,691
Sundry debtors	ThAr$	324,515	527,695
Sundry debtors	Sol	5,984	0
Sundry debtors	Re	1,669,128	91,703
Sundry debtors	Mexican pesos	18,569	0
Notes and accounts receivable from related companies	ThCh$ not adjustable	1,184,474	7,075,843
Notes and accounts receivable from related companies	US$	4,159,634	4,236,549
Notes and accounts receivable from related companies	ThAr$	0	150,012
Inventories	Re	0	2,364,268
Inventories	Adjustable ThCh$	18,241,648	14,320,559
Inventories	ThAr$	461,087	7,857,542
Inventories	US$	13,146,614	0
Inventories	Mexican pesos	1,842,400	0
Recoverable taxes	Adjustable ThCh$	274,110	53,352
Recoverable taxes	ThAr$	1,685,729	1,707,860
Recoverable taxes	Sol	183,427	0
Recoverable taxes	Re	310,496	44,609
Recoverable taxes	Mexican pesos	1,597,008	0
Prepaid expenses	ThCh$ not adjustable	466,148	575,938
Prepaid expenses	US$	279,088	175,509
Prepaid expenses	ThAr$	211,493	336,614
Prepaid expenses	Re	438,884	113,328
Deferred taxes	ThCh$ not adjustable	(255,480)	375,262
Deferred taxes	ThAr$	586,901	570,557
Others currents assets	US$	2,944,120	1,250,704
Fixed assets	Adjustable ThCh$	138,344,785	96,744,775
Fixed assets	US$	265,230,086	147,001,320
Investments in related companies	Adjustable ThCh$	0	26,598,878
Investments in other companies	Adjustable ThCh$	5,789	2,375
Goodwill	Adjustable ThCh$	1,120,882	1,335,863
Long term receivables	US$	626,448	613,816
Long term receivables	ThCh$ not adjustable	144,684	254,607
Long term receivables	ThAr$	212,074	670,829

Long term receivables	Re	420,066	443,736
Notes and accounts receivables from related companies	US$	2,165,341	5,550,659
Others	ThCh$ not adjustable	732,812	2,213,725
Others	ThAr$	885,598	67,197
Others	US$	89,873,529	76,840,376
Others	Mexican pesos	727	0
Total Assets			
	ThCh$ not adjustable	17,318,374	23,935,261
	US$	387,060,327	251,639,005
	ThAr$	7,440,087	26,226,523
	Re	10,322,757	7,877,299
	Mexican pesos	5,068,162	0
	Euro	0	98,957
	U.F.	550,289	0
	Sol	2,152,848	0
	Adjustable ThCh$	157,987,214	139,055,802

b) Currents Liabilities

The breakdown of all foreign currency accounts is as follows:

		Until 90 days				90 days to 1 year			
		03/31/2002		03/31/2001		03/31/2002		03/31/2001	
Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
Due to banks and financial institutions short/term	**US$**	**13,644,309**	**3.67**	**15,392,902**	**6.94**	**15,786,810**	**3.23**	**0**	**0**
Due to banks and financial institutions short/term	**ThAr$**	**72,021**	**5.76**	**0**	**0**	**120,034**	**5.76**	**0**	**0**
Due to banks and financial institutions short/term	**Real**	**860,947**	**20.35**	**0**	**0**	**0**	**0**	**0**	**0**
Short/term portion of long/term liabilities to banks and financial institutions	US$	3,280,431	0	2,956,028	8.89	950,544	0	166,646	0
Short/term portion of long/term liabilities to banks and financial institutions	ThAr$	0	0	418,045	5.00	0	0	608,570	5.00
Short/term portion of long/term liabilities to banks and financial institutions	U.F.	0	0	0	0	1,416,277	6.70	0	0
Short term portion of long term Bond	US$	1,383,133	0	1,277,722	0	0	0	0	0
Long/term liabilities due within one year	US$	419,323	12.67	36,474	10.58	1,191,316	11.10	120,351	10.58
Dividends payable	ThCh$ not adjustable	98,215	0	99,138	0	0	0	0	0
Accounts payable	ThCh$ not adjustable	4,238,721	0	782,103	0	0	0	0	0
Accounts payable	US$	95,517	0	2,150,418	0	0	0	0	0
Accounts payable	ThAr$	2,201,765	0	1,846,740	0	0	0	0	0
Accounts payable	Re	1,071,708	0	1,448,898	0	0	0	0	0
Accounts payable	Dm	0	0	22,807	0	0	0	0	0
Accounts payable	Euro	187,489	0	175,214	0	0	0	0	0
Accounts payable	Crs	55,963	0	89,618	0	0	0	0	0
Accounts payable	Pse	0	0	33,293	0	0	0	0	0
Accounts payable	Mexican pesos	461,630	0	0	0	0	0	0	0
Sundry debtors	Sol	4,520	0	0	0	0	0	0	0
Sundry debtors	US$	414,062	0	417,516	0	0	0	0	0
Notes and accounts payable to related companies	ThCh$ not adjustable	3,572	0	71,666	0	0	0	0	0
Provisions	ThCh$ not adjustable	2,140,773	0	3,243,814	0	0	0	0	0
Provisions	US$	0	0	0	0	805,208	0	562,223	0
Provisions	ThAr$	1,271	0	191,898	0	362,341	0	0	0
Provisions	Re	438,822	0	363,416	0	0	0	0	0
Provisions	Sol	3,205	0	0	0	0	0	0	0
Provisions	Mexican pesos	274,677	0	0	0	0	0	0	0
Withholdings	ThCh$ not adjustable	271,868	0	247,591	0	0	0	0	0
Withholdings	ThAr$	211,182	0	693,190	0	0	0	0	0
Withholdings	Re	0	0	849,906	0	0	0	0	0
Withholdings	Mexican pesos	76,039	0	0	0	0	0	0	0
Income tax	ThCh$ not adjustable	350,753	0	433,052	0	133,471	0	1,738,946	0
Income tax	ThAr$	0	0	2,819,661	0	0	0	561,962	0
Income tax	Re	389,101	0	0	0	0	0	0	0
Unearned taxes	ThCh$ not adjustable	141,914	0	54,451	0	0	0	0	0
Others currents payables	ThCh$ not adjustable	4,367	0	132,137	0	0	0	0	0
Others currents payables	US$	0	0	0	0	1,193,590	0	0	0
Others currents payables	ThAr$	0	0	511,149	0	0	0	0	0
Total current liabilities									
	US$	19,236,775	0	22,231,060	0	19,927,468	0	849,220	0
	ThAr$	2,486,239	0	6,480,683	0	482,375	0	1,170,532	0
	U.F.	0	0	0	0	1,416,277	0	0	0
	ThCh$ not adjustable	7,250,183	0	5,063,952	0	133,471	0	1,738,946	0
	Re	2,760,578	0	2,662,220	0	0	0	0	0
	Dm	0	0	22,807	0	0	0	0	0
	Euro	187,489	0	175,214	0	0	0	0	0

Crs	55,963	0	89,618	0	0	0	0	0
Pse	0	0	33,293	0	0	0	0	0
Mexican pesos	812,346	0	0	0	0	0	0	0
Sol	7,725	0	0	0	0	0	0	0

c) Long-Term Liabilities

Present period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year	
Account	**Currency**	**Amount**	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
Due to banks and financial institutions	U.F.	2,760,865	6.70	2,070,649	6.70	0	0	0	0
Due to banks and financial institutions	US$	37,035,728	5.76	100,461,629	8.97	4,263,350	4.22	0	0
Bonds	US$	22,300,600	8.00	11,806,200	8.06	11,806,200	8.06	0	0
Sundry creditors	ThCh$ adjustable	20,735	0	0	0	858,378	0	0	0
Sundry creditors	US$	438,459	10.53	0	0	0	0	0	0
Sundry creditors	ThAr$	0	0	0	0	945,777	0	0	0
Sundry creditors	Real	0	0	1,675,294	0	0	0	0	0
Deferred taxes	ThCh$ not adjustable	0	0	0	0	0	0	3,228,204	0
Deferred taxes	ThAr$	0	0	0	0	0	0	1,235,570	0
Deferred taxes	Mexican pesos	0	0	0	0	0	0	54,350	0
Total long-term liabilities									
	U.F.	2,760,865	0	2,070,649	0	0	0	0	0
	US$	59,774,787	0	112,267,829	0	16,069,550	0	0	0
	ThAr$	0	0	0	0	945,777	0	1,235,570	0
	ThCh$ adjustable	20,735	0	0	0	858,378	0	0	0
	Re	0	0	1,675,294	0	0	0	0	0
	ThCh$ not adjustable	0	0	0	0	0	0	3,228,204	0
	Mexican pesos	0	0	0	0	0	0	54,350	0

Past period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year	
Account	**Currency**	**Amount**	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
Due to banks and financial institutions	US$	36,015,767	8.00	41,178,649	9.56	0	0	0	0
Due to banks and financial institutions	ThAr$	535,708	5.00	0	0	0	0	0	0
Obligaciones con el público (bonos)	US$	20,734,704	7.94	10.977.197	8.06	10,977,197	8.06	0	0
Sundry creditors	US$	1,652,575	10.89	67,502	10.50	0	0	0	0
Provisions	ThCh$ adjustable	0	0	0	0	0	0	333,465	0
Deferred taxes	ThCh$ not adjustable	0	0	0	0	0	0	2,156,989	0
Deferred taxes	ThAr$	0	0	0	0	0	0	5,620,126	0
Total long-term liabilities									
	US$	58,403,046	0	52,223,348	0	10,977,197	0	0	0
	ThAr$	535,708	0	0	0	0	0	5,620,126	0
	ThCh$ adjustable	0	0	0	0	0	0	333,465	0
	ThCh$ not adjustable	0	0	0	0	0	0	2,156,989	0

NOTE 25 – Sanctions

During the period covered by this financial statements, the Superintendencia de Valores y Seguros no has not applied any type of sanction to the Company, nor to its Directors or the Chief Executive Officer of the Company.

NOTE 26 – SUBSEQUENT EVENTS

On May 8, 2002, the Company announced to the Superintendencia de Valores y Seguros y Bolsas announced the results of its annual shareholders' meeting held in Valdivia, Chile on April 30, 2002. The shareholders approved the following items:

1. A dividend of Ch$6.636795384 per common share payable on May 15, 2002 to MASISA's shareholders, as of record date May 9, 2002.

2. A dividend policy for future fiscal years to distribute a dividend of not less than 30% and not more than 50% of the net profits corresponding to the respective fiscal year.

Between March 31, 2002 and the date of the present financial statements were issued no relevant event that may affect the financial position of the Company has occurred.

NOTE 27 – ENVIRONMENTAL

The company focuses its environmental policies through 2 perspectives,

1) Legal Aspects

Concentrate all subjects related to authorization requests and certifications related to environmental matters. The expenditures related to this concepts amounted to ThCh$ 0 during first quarter 2002 (ThCh$ 1,517 en el 2001).

2) Clean production profitability

Under the concept that each process may be improved through an adequate environmental management, the company is constantly evaluating projects to reduce cost and wastes in its production processes.
the company has committed the following investments in its operating processes related to the environmental subject,

Current Projects as of March 31, 2002

Modification to the Fuel supply system of the Energy Plant of Mapal
Budget: THCH$ 16,000 Invested: THCH$ 0, Status: in force
The environmental effect consists in a diminution in the consumption of energy and waste generation.

Implementation and Certification of the Environment Management System in Pushmann Plant
Budget: THCH$ 13,271 Invested: MS$ 3,526 (THCH$ 526 in the first quarter 2002) Status: in force

Implementation and Certification of the Environment Management System in Cabrero Plant
Budget: THCH$ 22,009 Invested: MS$ 3,955 (THCH$ 3,364 the first quarter 2002) Status: in force

Emissions measurement related to ISO 14,001 in the Cabrero and Pushmann Plants
Budget: THCH$ 7,200 Invested: MS$ 220 (THCH$ 220 the first quarter 2002), Status: in force

Forestal Tornagaleones S.A.
From April 2001, this subsidiary statred the ISO 14001 certification process, that implies the creation of an environment management system. For this purpose, the company has invested THCH$ 13,980 (THCH$ 2,133 during 2002).
The subsidiary Forestal Argentina S.A. has incurred in expenses related to environmental studies (law 25,080) aimed to improve production and other environment related processes.

Projects ended in 2001

Enlargement of the unification of discharges project in the particle board line Planta Mapal
Budget: ThCh$6,100 Invested: THCH$ 6,100 Status: Ended
The environmental effect is a safety increase in the preparation and dryer process of the wood and a decrease in the environmental pollution .

Enlargement of the waste material classification process in Mapal plant.
Budget: THCH$ 15,400, Invested: THCH$ 16,046 Status: Ended
The environmental effect is that allows to make use of waste material back in the production process.

Cleaning area for blade-carrying hoops of the wood shaving.

Budget: THCH$ 6,900, Invested: THCH$ 6,885 Status: Ended
The environmental effect is to reduce the contamination in the process and in the cleaning place.

Change of the drying duct (ThCh$20,872 , invested THCH$ 10.662).
Budget: THCH$ 20,872, Invested: THCH$ 20,241 Status: Ended
The environmental effect consist in an increased drying capacity to incorporate up to 10% of sawdust as raw material, sawdust being a waste material of other processes.

MASISA[MR]

NEWS RELEASE

For Further Information:

Juan Diuana
Investor Relations
Masisa S.A.
(56 2) 707-8710
Email: jdiuana@masisa.cl
Internet: www.masisa.com

Patrick Kilhaney
Citigate Dewe Rogerson Inc.
(212) 419-8308
Email: patrick.kilhaney@citigatedr-ny.com

MASISA S.A. PROVIDES GUIDANCE ON THE IMPACT OF THE ARGENTINEAN CRISIS IN ITS 2001 CONSOLIDATED FINANCIAL STATEMENTS.

(Santiago, Chile, January 31, 2001) - Masisa S.A. (NYSE: MYS), Latin America's leading wood board manufacturer, announced today that the Argentinean peso devaluation will translate to a loss of Ch$3,089 million (US$4.7 million) in its 2001 year-end consolidated financial statements.

In compliance with Chile's securities regulatory body, the SVS, Chilean companies must use an exchange rate of 1.7 Argentine pesos to the U.S. dollar when converting year-end earnings from Argentine operations.

As a result of this ruling, the company stated that as of today it is estimated that Masisa S.A., as Masisa Argentina S.A.'s parent company, will record a loss of Ch$2,596 million (US$4.0 million) in its consolidated financial statements for the year 2001.

In addition, as the parent company of Forestal Argentina S.A. through Masisa S.A.'s Chilean subsidiary Forestal Tornagaleones S.A., the company will record a loss of Ch$493 million (US$0.7 million) in its 2001 year-end consolidated financial statements.

The previous estimates are expressed net of applicable taxes in Argentina.

Notwithstanding the severe crisis that is affecting Argentina, the overall financial condition of the company has not been significantly compromised, because its sales are diversified in multiple markets, and an important part of the production of its subsidiary Masisa Argentina S.A. is destined to export markets.

For illustrative purposes only, Chilean pesos have been translated to U.S. dollars at the observed exchange rate as of December 31, 2001 (US$1= Ch$ 654.79).

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in South America of MDF and particleboard, in its raw, melamine laminated and wood veneer versions. The Company produces approximately 90% of the particleboard in Chile, 40% of the particleboard in Argentina, 60% of the MDF in Chile and 70% in Argentina. The Company is also a leading Chilean producer of wooden doors. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.

MASISA[MR]

NEWS RELEASE

For Further Information:

Juan Diuana
Investor Relations
Masisa S.A.
(56 2) 707-8710
Email: jdiuana@masisa.cl
Internet: www.masisa.com

Patrick Kilhaney
Citigate Dewe Rogerson Inc.
(212) 419-8308
Email: patrick.kilhaney@citigatedr-ny.com

MASISA S.A. ANNOUNCES THE RESULTS OF ITS ANNUAL ORDINARY SHAREHOLDERS' MEETING HELD ON APRIL 30, 2002

(Santiago, Chile, May 2, 2002) - Masisa S.A. (NYSE: MYS), Latin America's leading wood board manufacturer, announced today the results of its annual shareholders' meeting held in Valdivia, Chile on April 30, 2002.

The shareholders approved the following items:

1. A dividend of Ch$6.636795384 per common share, representing approximately US$0.3080 per ADS (translated to U.S. dollars only for illustrative purposes at the observed exchange rate of May 2, 2002, which is US$1 = Ch$ 646.44), payable on May 15, 2002 to MASISA's shareholders, as of record date May 9, 2002.

2. A dividend policy for future fiscal years to distribute a dividend of not less than 30% and not more than 50% of the net profits corresponding to the respective fiscal year.

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in South America of MDF and particleboard, in its raw, melamine laminated and wood veneer versions. The Company produces approximately 90% of the particleboard in Chile, 40% of the particleboard in Argentina, 60% of the MDF in Chile and 70% in Argentina. The Company is also a leading Chilean producer of wooden doors. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.

MASISA

NEWS RELEASE

For Further Information:

Juan Diuana
Investor Relations
Masisa S.A.
(56 2) 707-8710
Email: jdiuana@masisa.cl
Internet: www.masisa.com

Patrick Kilhaney
Citigate Dewe Rogerson Inc.
(212) 419-8308
Email: patrick.kilhaney@citigatedr-ny.com

MASISA S.A. REPORTS ITS CONSOLIDATED NET INCOME FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2002

(Santiago, Chile, May 14, 2002) - Masisa S.A. (NYSE: MYS), Latin America's leading wood board manufacturer, today announced its consolidated financial results stated in Chilean GAAP for the first quarter 2002.

Masisa reported a Net Income of Ch$ 3.863 million (US$ 5.9 million) for the three-month period ended March 31, 2002, representing a 54.6% decrease compared to the same period of the previous year. This result is heavily influenced by a Non-Operating loss related to the Argentine devaluation, despite a strong operational result.

During the first quarter of 2002, the Company's Gross Profit decreased by 9.6%. Revenues amounted to Ch$ 35.849 million (US$ 54.7 million), representing an increase of 1.7% compared to the first quarter of the previous year, while Cost of Sales increased by 8.4%.

Masisa's Operating Income reached Ch$ 7.307 million (US$ 11.1 million), representing a 10.9% decrease compared to the first quarter of the previous year, despite a 7.5% decrease in SG&A. Thus, the Operating Margin reached 20.4% during the first quarter of 2001, which represents a slight decrease from that of 23.3% registered in the first quarter of the previous year.

Masisa's overall operating performance was affected by the Argentine market crisis. However, Masisa has redirected the production of its Argentine operations to export markets, mainly Brazil, Mexico and the Far East.

During the first quarter of 2002, the Company reported a Non-Operating Loss of Ch$ 3,410 million (US$ 5.2 million). Non-Operating results were especially affected by a Ch$ 3,900 million (US$ 5.9 million) loss resulting from the continued devaluation of the Argentine Peso during the first quarter.

The Company ended the period with a leverage ratio of 0.77 as of March 31, 2002, while cash and securities amounted to US$ 150.3 million. Thus, the net leverage ratio as of March 31, 2002 was 0.47

During the first quarter of 2002, Masisa do Brasil's MDF plant and Argentine thin MDF line have been producing in accordance with the Company's plan and are expected to reach full capacity during the third quarter of this year. Masisa's OSB line in Brazil has an annual capacity of 350,000 cubic meters. It is the largest and most modern plant of its kind in Latin America. In Argentina, the thin MDF line has an annual production capacity of 120,000 cubic meters.

FINANCIAL HIGHLIGHTS

For the first quarter ended March 31, 2001:

The table below depicts Masisa's consolidated financial highlights for the first quarter of 2002 and the variation from first quarter 2001 figures, both in pesos and dollars as of March 31, 2002.

	Ch$ million		US$ million	
	1Q 2002	Variation	1Q2002	Variation
Revenues	35,849	1.7%	54.7	-5.4%
Gross Profits	11,796	-9.6%	18.0	-16.0%
SG&A Expenses	(4,489)	-7.5%	(6.8)	-14.0%
Operating Income	7,307	-10.9%	11.1	-17.1%
Net Income	3,863	-54.6%	5.9	-57.8%

For the first quarter of 2002, Earnings per ADS were US$ 0.19 and EPS were Ch$ 4.16, *compared to US$ 0.45 and Ch$ 9.01 for the first quarter of 2001.*

Sales Breakdown and Production Highlights

Masisa's consolidated revenues for the first quarter of 2002 and 2001, broken down by market, are as follows:

	1Q2002	1Q2001
Chile	39%	45%
Argentina	6%	27%
Brazil	21%	17%
Mexico	12%	
Others*	22%	11%

* Includes Mexico for 2001

Total sales breakdown in cubic meters for the first quarter of 2002 and 2001 are as follows:

Consolidated*

	1Q2002	1Q2001	Variation
Raw ParticleBoard	69,975	65,990	6.0%
Melamine PB	50,587	50,095	1.0%
Wood Veneered PB	4,770	5,937	-19.7%
TOTAL PB	125,331	122,022	2.7%
MDF	118,858	121,509	-2.2%
Coated MDF	12,950	12,757	1.5%
TOTAL MDF	131,808	134,266	-1.8%
TOTAL OSB	5,380	815	560.1%

* Consolidated figures exclude inter-company sales.

Total sales for particle board, MDF and OSB were 262,519 cubic meters, which represents a 2.1% increase compared to the first quarter of 2001. Door sales were 100,940 square meters, which represents a 6.2% increase in comparison to the first quarter of 2001.

Production costs for raw boards for March 2002, are broken out as follows:

	Particleboard	MDF
Wood	19%	19%
Chemicals	35%	37%
Energy	8%	10%
Labor	9%	6%
Depreciation	14%	13%
Others	15%	14%

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in South America of MDF and particle board, in its raw, melamine laminated and wood veneer versions. The Company produces approximately 90% of the particle board in Chile, 40% of the particle board in Argentina, 60% of the MDF in Chile and 70% in Argentina. In Brazil, MASISA, holds approximately 30% of the MDF market, while is the only producer of OSB. The Company is also a leading Chilean producer of wooden doors. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.

-- TABLES TO FOLLOW --

Tables below are adjusted for general price-level changes and are expressed in millions of constant pesos as of March 31, 2002. All statements are presented according to Chilean GAAP.

CONSOLIDATED BALANCE SHEET	Million Ch$ As of,	
	Mar. 31, 2002	Mar. 31, 2001
ASSETS		
Current Assets	88,137	90,495
Fixed Assets	403,575	243,746
Other Assets	96,188	114,593
TOTAL ASSETS	**587,900**	**448,833**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities	54,757	40,518
Long-Term Liabilities	200,962	130,250
Minority Interest	40,288	2,148
Shareholders' Equity	291,894	275,918
TOTAL LIABILITIES	**587,900**	**448,833**

CONSOLIDATED STATEMENTS OF INCOME	Million Ch$ For the three-month period ended	
	Mar. 31, 2002	Mar. 31, 2001
TOTAL SALES	**35,849**	**35,253**
Cost of Sales	(24,053)	(22,198)
GROSS PROFIT	**11,796**	**13,054**
Selling and Administrative Exp.	(4,489)	(4,855)
OPERATING INCOME	**7,307**	**8,199**
Net Financial Result	(634)	(1,021)
Other Income/Expenses	(2,109)	1,496
Price Level Restatement	908	(92)
Exchange Rate Difference	(5,793)	1,384
TOTAL OTHER INCOME (EXPENSE)- NET	**(3,410)**	**1,767**
Income Before Tax	3,897	9,967
Income Tax	(1,323)	(1,346)
Minority Interest	1.289	(110)
NET INCOME	**3.863**	**8,511**

* Due to rounding, numbers may not add up

For illustrative purposes only, Chilean pesos of each period have been translated to U.S. dollars at the observed exchange rate of March 31, 2002 (US$1 = Ch$ 655.9) and of March 31, 2001 (US$1 = Ch$ 594.97). All statements are presented according to Chilean GAAP.

CONSOLIDATED BALANCE SHEET	Million US$ As of,	
	Mar. 31, 2002	**Mar. 31, 2001**
ASSETS		
Current Assets	134.4	148.4
Fixed Assets	615.3	399.7
Other Assets	146.7	187.9
TOTAL ASSETS	**896.3**	**736.0**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities	83.5	66.4
Long-Term Liabilities	306.4	213.6
Minority Interest	61.4	3.5
Shareholders' Equity	445.0	452.4
TOTAL LIABILITIES	**896.3**	**736.0**

CONSOLIDATED STATEMENTS OF INCOME	Million US$ For the three-month period ended	
	Mar. 31, 2002	**Mar. 31, 2001**
TOTAL SALES	**54.7**	**57.8**
Cost of Sales	(36.7)	(36.4)
GROSS PROFIT	**18.0**	**21.4**
Selling and Administrative Exp.	(6.8)	(8.0)
OPERATING INCOME	**11.1**	**13.4**
Net Financial Result	(1.0)	(1.7)
Other Income/Expenses	3.2	2.5
Price Level Restatement	1.4	(0.2)
Exchange Rate Difference	(8.8)	2.3
TOTAL OTHER INCOME (EXPENSE)- NET	**(5.2)**	**2.9**
Income Before Tax	5.9	16.3
Income Tax	(2.0)	(2.2)
Minority Interest	2.0	(0.2)
NET INCOME	**5.9**	**14.0**

* Due to rounding, numbers may not add up

MASISA

NEWS RELEASE

For Further Information:

Juan Diuana
Investor Relations
Masisa S.A.
(56 2) 707-8710
Email: jdiuana@masisa.cl
Internet: www.masisa.com

Patrick Kilhaney
Citigate Dewe Rogerson Inc.
(212) 419-8308
Email: patrick.kilhaney@citigatedr-ny.com

MASISA S.A. ANNOUNCES TERRANOVA AS THE NEW CONTROLLING SHAREHOLDER OF MASISA

(Santiago, Chile, July 22, 2002) - Masisa S.A. (NYSE: MYS), Latin America's leading wood board manufacturer, today announced that Forestal Terranova S.A. acquired Maspanel S.A.'s 43.16% stake in Masisa.

Thus, effective today, Forestal Terranova becomes the controlling shareholder of Masisa, with 51.89% of the Company's total shares paid and outstanding, making Masisa S.A. a subsidiary of Forestal Terranova S.A.

In an extraordinary Board Meeting held today, the directors Mr. Juan Obach G., Mr. Félix Bacigalupo V., Mr. Scott Perry B., Mr. José Ignacio Letamendi A. and Mr. Julián Sanchez del V. resigned from the board.

These positions were filled by Mr. Julio Moura, Mr. Jaime Fernández H., Mr. Patrick Nielson, Mr. Jorge Carey T. and Mr. Patricio Reyes U.

Mr. Moura was elected as the new President of the board and Mr. Fernández was elected as Vice-President of the Board.

Mr. Ignacio Guerrero G. and Mr. Isidoro Palma P. retained their positions.

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in South America of MDF and particleboard, in its raw, melamine laminated and wood veneer versions. The Company produces approximately 90% of the particleboard in Chile, 40% of the particleboard in Argentina, 60% of the MDF in Chile and 70% in Argentina. The Company is also a leading Chilean producer of wooden doors. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.

6

Santiago, August 7, 2002

Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549

RECD S.E.C.
AUG 12 2002
1083

Attention: Filing Desk

Re: Filing on Form 6-K by Masisa S.A. (the "Company")

Ladies and Gentlemen:

Enclosed is one manually executed and seven conformed copies of filings by the Company on Form 6-K, Report of Foreign Issuer, for the month of December 2001 regarding unaudited quarterly financial statements for the period ended March 31, 2002.

Any question concerning the enclosed should be directed to the undersigned at (562) 707 8501

Very truly yours,

MASISA S.A.

Juan Diuana
Head of Investor Relations

Enclosures